UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 2

Target Hospitality Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87615L 107

(CUSIP Number)

Eric L. Schiele, P.C.
David M. Klein, P.C.
Kirkland & Ellis LLP

601 Lexington Avenue
New York, New York 10022
(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Manjit Dale
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 64,788,220
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 64,788,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,788,220
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%
14	Type of Reporting Person* IN

1	Names of Reporting Persons Stephen Robertson
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 175,000
	8	Shared Voting Power 64,788,220
	9	Sole Dispositive Power 175,000
	10	Shared Dispositive Power 64,788,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,963,220
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 63.3%
14	Type of Reporting Person* IN

1	Names of Reporting Persons TDR Capital LLP
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 64,788,220
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 64,788,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,788,220
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%
14	Type of Reporting Person* PN

1	Names of Reporting Persons TDR Capital II Investments L.P.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 64,788,220
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 64,788,220
11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,788,220
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%
14	Type of Reporting Person* PN

1	Names of Reporting Persons Arrow Holdings S.à r.l.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 49,159,355
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 49,159,355
11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,159,355
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 47.9%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Modulaire Holding S.à r.l. (fka Algeco Holding S.à r.l.)
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,628,865
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Limited Partnership SLP
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,628,865
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Global S.à r.l.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,628,865
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Investments 1 S.à r.l.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,628,865
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Investments 2 S.à r.l.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,628,865
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Investments 3 S.à r.l.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,628,865
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Investments B.V.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,628,865
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,628,865
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,628,865
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person* OO (Netherlands besloten vennootschap)

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and restates in its entirety the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Persons and last amended and restated on April 17, 2019 (as so amended, the “Existing Schedule”) related to the Common Stock of the Issuer. Information set forth in response to any item of the Existing Schedule, as amended and restated by this Amendment, shall be deemed to be responsive to all other items hereof to which such information is relevant.

The Existing Schedule is hereby amended and restated in its entirety as follows:

Item 1.   Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Target Hospitality Corp., a Delaware corporation (referred to herein as the “Issuer”). The principal executive offices of the Issuer are located at 2170 Buckthorne Place, Suite 440, The Woodlands, TX 77380.

Item 2.   Identity and Background.

(a), (b), (c) and (f)

This Schedule 13D is being filed jointly by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

1.              Manjit Dale

2.              Stephen Robertson

3.              TDR Capital LLP

4.              TDR Capital II Investments L.P.

5.              Arrow Holdings S.à r.l.

6.              Modulaire Holding S.à r.l. (fka Algeco Holding S.à r.l.)

7.              Algeco Limited Partnership SLP

8.              Algeco Global S.à r.l.

9.              Algeco Investments 1 S.à r.l. (Lux)

10.       Algeco Investments 2 S.à r.l. (Lux)

11.       Algeco Investments 3 S.à r.l. (Lux)

12.       Algeco Investments B.V.

The Reporting Persons have entered into a Joint Filing Agreement, dated April 17, 2019, filed with the SEC on April 19, 2019 and incorporated herein by reference as Exhibit 4 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13(d)-1(k)(1) of the Act.

Both TDR Capital LLP (“TDR Capital”) and TDR Capital II Investments L.P. (“TDR Capital II”) are organized under the laws of the United Kingdom. The address of the principal business and principal office of both TDR Capital and TDR Capital II is 20 Bentinck Street, London, W1U 2EU.

Algeco Limited Partnership SLP is a Luxembourg société en commandite special (“Algeco SLP”). Each of Modulaire Holding S.à r.l. (fka Algeco Holding S.à r.l.) (“Modulaire Holdings”), Algeco Global S.à r.l. (“Algeco Global”), Algeco Investments 1 S.à r.l. (Lux) (“Algeco Investments 1”), Algeco Investments 2 S.à r.l. (Lux) (“Algeco Investments 2”), and Algeco Investments 3 S.à r.l. (Lux) (“Algeco Investments 3” and, together with Modulaire Holdings, Algeco Global, Algeco Investments 1 and Algeco Investments 2, the “Algeco Sarl Entities”) is a Luxembourg société à responsabilité limitée. Arrow Holdings S.à r.l is also a Luxembourg société à responsabilité limitée (“Arrow Holdings” and, together with the Algeco Sarl Entities, the “Sarl Entities”). The address of the principal business and principal office of each of the Sarl Entities is 20, rue Eugène Ruppert, L-2453, Luxembourg.

Algeco Investments B.V. (“Algeco Investments”) is a Netherlands besloten vennootschap. The address of the principal business and principal office of Algeco Investments is Naritaweg 165, Telestone 8, 1043 BW, Amsterdam, Netherlands.

Manjit Dale and Stephen Robertson are the founding partners of TDR Capital (the “Founding Partners”). Each of the Founding Partners is a citizen of the United Kingdom. The business address of each of the Founding Partners is 20 Bentinck Street, London, W1U 2EU.

The manager of Algeco SLP is Algeco G.P. S.à r.l., a Luxembourg société à responsabilité limitée. The business address of Algeco G.P. S.à r.l. is 20, rue Eugène Ruppert, L-2453, Luxembourg. The managers of the Algeco Sarl Entities are Gary May, Sundip Thakrar, Evelina Ezerinskaite, Jan Willem Overheul, and Jorrit Crompvoets (together with Algeco G.P. S.à r.l., the “Luxembourg Managers”). The managers of Arrow Holdings are Gary May, Evelina Ezerinskaite, Jan Willem Overheul, and Jorrit Crompvoets. The business address for Mr. Thakrar is 2nd Floor 12 Berkeley Street, London, W1J 8DT. Mr. Thakrar is a citizen of the United Kingdom. The business address for Messrs. May, Overheul, and Crompvoets is 20 rue de la Poste, L-2346, Luxembourg. The business address for Ms. Ezerinskaite is 20 rue Eugene Ruppert, L-2453 Luxembourg. Mr. May is a citizen of the United Kingdom, Ms. Ezerinskaite is a citizen of Lithuania and Messrs. Overheul and Crompvoets are citizens of the Netherlands.

The managers of Algeco Investments are Diarmuid Cummins, Sundip Thakrar, Dennis Cornelis Kulk, Pieter van Putten and Wouter van der Heijden (collectively, the “Algeco Investments Managers”, and together with the Luxembourg Managers, the “Related Persons”). Mr. Cummins is a citizen of Canada. Mr. Thakrar is a citizen of the United Kingdom. Each of Messrs. Kulk, van Putten and van der Heijden is a citizen of the Netherlands. The business address of each of the Algeco Investments Managers is Naritaweg 165, Telestone 8 1043 BW Amsterdam, the Netherlands.

The Reporting Persons and the managers of each Reporting Person are principally engaged in the business of investments in securities.

(d)

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Related Persons, has been convicted in a criminal proceeding.

(e)

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Related Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

In connection with the Issuer’s consummation of the previously-announced Business Combination (as defined in Item 4 hereof) with Platinum Eagle Acquisition Corp. (“Platinum Eagle”), the Issuer’s legal predecessor company, on March 15, 2019, Arrow Holdings and Algeco Investments received, as partial consideration for the sale of RL Signor Holdings, LLC (“Signor”) and Target Logistics Management, LLC (“Target”), and their respective subsidiaries, a total of 74,786,327 shares of Common Stock, with 49,100,000 shares issued to Arrow Holdings and 25,686,327 shares issued to Algeco Investments.

The Reporting Persons estimate that the aggregate consideration required to acquire the shares of Common Stock not owned by the Reporting Persons in the transaction contemplated by the Proposal described in Item 4 hereof would be approximately $57 million (not including the impact of any outstanding equity awards). The Reporting Persons anticipate that such consideration would be funded by a combination of cash on hand (including available funds at the Issuer and/or its subsidiaries), rollover of equity interests and third party financing. The Reporting Persons anticipate that such funding will be sufficient to consummate any such transaction.

The Reporting Persons have not obtained any financing commitment or agreed to any financing terms regarding the transactions contemplated by the Proposal. Any third party financing for the transactions contemplated by the Proposal remains subject to negotiation, and the Reporting Persons can provide no assurances that they will be able to negotiate definitive agreements or obtain financing on terms acceptable to them.

Item 4.   Purpose of Transaction.

The information set forth or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Business Combination

On March 15, 2019, the parties consummated the Business Combination (as defined herein) pursuant to: (i) an agreement and plan of merger, dated as of November 13, 2018 (as amended on January 4, 2019), by and among Platinum Eagle, Topaz Holdings LLC (the “Holdco Acquiror”), Signor Merger Sub LLC and Arrow Holdings (the “Signor Merger Agreement”) and (ii) an agreement and plan of merger, dated as of November 13, 2018 (as amended on January 4, 2019), by and among Platinum Eagle, the Holdco Acquiror, Algeco Investments, Arrow Bidco, LLC, a Delaware limited liability company (“Arrow Bidco”), and Algeco US Holdings LLC (“Target Parent”) (the “Target Merger Agreement”, and together with the Signor Merger Agreement, the “Merger Agreements”). The transactions contemplated by the Merger Agreements are referred to herein as the “Business Combination”.

Platinum Eagle, through its wholly owned subsidiary, the Holdco Acquiror, acquired all of the issued and outstanding equity interests of Arrow Parent Corp., the owner of Arrow Bidco, the owner of Signor, from Arrow Holdings, and all of the issued and outstanding equity interests of Target Parent, the owner of Target, from Algeco Investments. Upon the consummation of the Business Combination, the Holdco Acquiror became the sole parent of Arrow Bidco, which is the sole parent of each of Target and Signor, and a wholly owned subsidiary of the Issuer. The Business Combination was completed for a total purchase price of $1.311 billion, of which: (i) $562 million was paid in cash and (ii) the remaining $749 million was paid in shares of Common Stock as set forth in this Schedule 13D.

Amended and Restated Registration Rights Agreement

On the closing date of the Business Combination, the Issuer entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain of the Reporting Persons and other parties thereto, pursuant to which the Issuer agreed to prepare and file with the SEC a registration statement on Form S-3 with respect to Registrable Securities (as defined therein) within 30 days of the closing date of the Business Combination. The Reporting Persons who are party to the Registration Rights Agreement have the right to request an unlimited number of registrations from the Issuer and have customary shelf registration rights, subject to certain conditions. In addition, the Registration Rights Agreement grants certain of the Reporting Persons piggyback registration rights with respect to registration statements filed subsequent to the closing date of the Business Combination.

Earnout Agreement & Escrow Agreement

On the closing date of the Business Combination, the Issuer, Arrow Holdings and each of Jeff Sagansky, Eli Baker and Harry E. Sloan (together, the “Founders”) entered into an earnout agreement (the “Earnout Agreement”) and an escrow agreement (the “Escrow Agreement”) pursuant to which the Founders deposited into escrow certain of their founder shares. The shares will be released from escrow to the Founders and/or transferred to Arrow Holdings upon the achievement of certain earnout targets. Upon the expiration of the three-year earnout period, any founder shares remaining in escrow that were not released in accordance with the Earnout Agreement will be transferred to the Issuer for cancellation.

The foregoing description of the Registration Rights Agreement, the Earnout Agreement, the Escrow Agreement and the Merger Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are incorporated herein by reference.

The Proposal

On November 4, 2020, Arrow Holdings determined to pursue a transaction to take the Issuer private and to submit to the board of directors of the Issuer (the “Board”) a non-binding proposal with respect to such a transaction. On November 4, 2020, Arrow Holdings delivered to the Board a letter setting forth a non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer that are not owned by the Reporting Persons for cash consideration of $1.50 per share (the “Proposal”). A copy of the Proposal is filed herewith as Exhibit 5, and the information set forth in the Proposal is incorporated by reference herein.

Arrow Holdings indicated in the Proposal that it expects that a special committee of independent directors appointed by the Board and advised by independent legal and financial advisors (the “Special Committee”) will consider the Proposal and make a recommendation to the Board. Arrow Holdings also stated in the Proposal that it will not proceed with the transaction contemplated by the Proposal unless the proposed transaction is approved by the Special Committee and that the proposed transaction will be subject to a non-waivable condition requiring approval by the holders of a majority of the outstanding shares of Common Stock that are not owned or controlled by the Reporting Persons or rollover stockholders.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from The Nasdaq Capital Market and other material changes in the Issuer’s business or corporate structure.

No assurances can be given that the transaction contemplated by the Proposal will be consummated. Arrow Holdings reserves the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5.   Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose of or to direct the disposition of, or shared power to dispose of or direct the disposition of. All percentages specified in this Item 5 are based on an aggregate of 102,553,973 shares of Common Stock outstanding as of August 7, 2020, as reported in the Issuer’s quarterly report filed by the Issuer with the SEC on August 10, 2020, which is the most recently available filing with the SEC by the Issuer as of the date of the filing of this Schedule.

(a) and (b)

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition

Manjit Dale	64,788,220	(i)	63.2%	0	64,788,220	0	64,788,220
Stephen Robertson	64,963,220	(ii)	63.3%	175,000	64,788,220	175,000	64,788,220
TDR Capital LLP	64,788,220	(i)	63.2%	0	64,788,220	0	64,788,220
TDR Capital II Investments L.P.	64,788,220	(i)	63.2%	0	64,788,220	0	64,788,220
Arrow Holdings S.à r.l.	49,159,355		47.9%	0	49,159,355	0	49,159,355
Modulaire Holding S.à r.l. (fka Algeco Holding S.à r.l.)	15,628,865		15.2%	0	15,628,865	0	15,628,865
Algeco Limited Partnership SLP	15,628,865		15.2%	0	15,628,865	0	15,628,865
Algeco Global S.à r.l.	15,628,865		15.2%	0	15,628,865	0	15,628,865
Algeco Investments 1 S.à r.l. (Lux)	15,628,865		15.2%	0	15,628,865	0	15,628,865
Algeco Investments 2 S.à r.l. (Lux)	15,628,865		15.2%	0	15,628,865	0	15,628,865
Algeco Investments 3 S.à r.l. (Lux)	15,628,865		15.2%	0	15,628,865	0	15,628,865
Algeco Investments B.V.	15,628,865		15.2%	0	15,628,865	0	15,628,865

(i) Includes (a) 15,628,865 shares of Common Stock held by Algeco Investments B.V. and (b) 49,159,355 shares of Common Stock held by Arrow Holdings.

(ii) Includes (a) 15,628,865 shares of Common Stock held by Algeco Investments B.V., (b) 49,159,355 shares of Common Stock held by Arrow Holdings and (c) 175,000 shares of Common Stock owned directly by the Reporting Person.

Manjit Dale and Stephen Robertson are the founding partners of TDR Capital. TDR Capital is the manager of TDR Capital II.

TDR Capital II, acting by TDR Capital, is the controlling shareholder of Arrow Holdings.

TDR Capital II, acting by TDR Capital,  is the controlling shareholder of Modulaire Holdings, which is the controlling shareholder of Algeco SLP, which is the controlling shareholder of Algeco Global, which is the controlling shareholder of Algeco Investments 1, which is the sole shareholder of Algeco Investments 2, which is the sole shareholder of Algeco Investments 3. Algeco Investments 3 holds 40% of the share capital of Algeco Investments, and Algeco Investments 2 holds the remaining 60%.

(c)

None of the Reporting Persons, or to the knowledge of the Reporting Persons, none of the Related Persons hereof, has engaged in any transaction during the past 60 days in any shares of Common Stock, except as otherwise described in this Schedule 13D.

(d)

None.

(e)

Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 3, 4, and 5 of this Schedule 13D and Exhibits 1, 2, 3 and 4 hereto, is incorporated by reference in its entirety into this Item 6.

Except as set forth in this Schedule 13D, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

1.              Amended and Restated Registration Rights Agreement dated March 15, 2019 by and among the Issuer, Arrow Holdings, Algeco Investments, and the other parties named therein (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K as filed with the SEC on March 21, 2019 and incorporated herein by reference).

2.              Earnout Agreement dated March 15, 2019 by and among the Issuer, Arrow Holdings, and the Founders (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the SEC on March 21, 2019 and incorporated herein by reference).

3.              Escrow Agreement dated March 15, 2019 by and among the Issuer, Arrow Holdings, Continental Stock Transfer & Trust Company, and the Founders (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed with the SEC on March 21, 2019 and incorporated herein by reference).

4.              Joint Filing Agreement, dated as of April 17, 2019 by and among the Reporting Persons (filed as Exhibit 1 to the Schedule 13DA of the Reporting Persons as filed with the SEC on April 19, 2019 and incorporated herein by reference).

5.              Letter, dated November 4, 2020, from Arrow Holdings to the Board.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: November 5, 2020

TDR CAPITAL LLP

By:	/s/ Blair Thompson
Name: Blair Thompson
Title: Manager

TDR CAPITAL II INVESTMENTS LP

By: TDR Capital LLP

By:	/s/ Blair Thompson
Name: Blair Thompson
Title: Partner

ARROW HOLDINGS S.À R.L.

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Manager

MODULAIRE HOLDING S.À R.L. (fka ALGECO HOLDING S.À R.L.)

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Manager

ALGECO LIMITED PARTNERSHIP SLP

By:	Algeco G.P. S.a r.l.

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Gerant

ALGECO GLOBAL S.À R.L.

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Manager

ALGECO INVESTMENTS 1 S.À R.L. (LUX)

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Manager

ALGECO INVESTMENTS 2 S.À R.L. (LUX)

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Manager

ALGECO INVESTMENTS 3 S.À R.L. (LUX)

By:	/s/ Evelina Ezerinskaite
Name: Evelina Ezerinskaite
Title: Manager

ALGECO INVESTMENTS B.V.

By:	/s/ Diarmuid Cummins
Name: Diarmuid Cummins
Title: Director

By:	/s/ Dennis Cornelis Kulk
Name: Dennis Cornelis Kulk
Title: Director

STEPHEN ROBERTSON

By:	/s/ Stephen Robertson
Stephen Robertson

MANJIT DALE

By:	/s/ Manjit Dale
Manjit Dale